August 6, 2019

Lei Sun
Chairman of the Board and Chief Executive Officer
9F Inc.
40/F Wangjing Soho T3
Chaoyang District, Beijing 100102
People's Republic of China

       Re: 9F Inc.
           Registration Statement on Form F-1
           Filed July 25, 2019
           File No. 333-232802
           Amendment No. 1 to
           Registration Statement on Form F-1
           Filed August 2, 2019
           File No. 333-232802

Dear Mr. Sun:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1 filed July 25, 2019

Prospectus Summary
Recent Developments, page 8

1. We note your revision on page 8 that you have signed a non-binding letter of intent to invest in a non-controlling stake of a domestic licensed financial institution in China which will be subject to requisite governmental approval. Please revise to disclose the material terms of this proposed investment, including but not limited to your relationship
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9F Inc.
Comapany2019
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August 6, 2019 Page 2
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         with the "domestic licensed financial institution," outline any material impact(s) of such an investment on your current or future operations, clarify whether you propose to use any of the funds raised in this offering in order to make such an investment, and attach the letter of intent as an exhibit to your registration statement or explain why you are not required to do so pursuant to Item 601(b) of Regulation S-K.
General

2. We note your revision that immediately prior to the completion of this offering you intend to conduct a 1 for 100 share split for all of your issued and outstanding ordinary shares and preferred shares. Please revise your prospectus to disclose all per share information
         (e.g. history of securities issuances, share-based compensation, options outstanding, etc.)
         to reflect your proposed stock split, or explain why you do not believe this is material information for investors in this offering. Please further revise your description of share capital and distinguish the proposed 1 for 100 stock split from, and/or clarifying its interaction with, the change in your total authorized share capital from 500 million shares to 5 billion shares immediately prior to the completion of this offering. We may have additional comments after reviewing your response.
Form F-1 filed August 2, 2019

Prospectus Summary
Recent Developments, page 8

3. We note your revised disclosure here, as well as on pages 2 and 176, that you "tend to maintain [y]our existing investor base." Please revise to support this disclosure as we note that the number of "active" and "repeat" investors on your platform decreased 31.1% and
         16.6% for the three months ended March 31, 2019 compared to the three months ended
         March 31, 2018, and decreased 28.6% and 10% for the year ended December 31, 2018 compared to the year ended December 31, 2017.
4. We note that you revised to disclose selected unaudited financial data and certain operating data for the five months ended May 31, 2018 and 2019. Please revise to also disclose the material changes in loan origination volume and number of active borrowers in these periods as a percentage, e.g. a 43.7% decrease in loan origination volume, in order to provide investors with sufficient context for the magnitude of each trend.
5. We note your revision that the percentage of your loan origination volume funded by institutional funding partners increased significantly for the three months ended June 30,
         2019 as compared to your prior quarter. Please also disclose the volume of loans funded by institutional funding partners, as well as total loan origination volume, for the three month periods ended March 31, 2019 and June 30, 2019, in order to demonstrate the degree to which your changing funding composition impacted loan origination volume.
         Please also revise to quantify the degree to which your funding limit from institutional funding partners in aggregate changed during these periods, if at all. Finally, please revise
 Lei Sun
9F Inc.
August 6, 2019
Page 3
      to further clarify and substantiate your belief that "strengthened cooperation with financial institution partners may ease" the negative pressure on your business and the challenging regulatory environment given your disclosure on page 8 that your platform's "decrease in the loan origination volume [for the five months ended May 31, 2018] was primarily driven by the decrease in the number of active borrowers," not a lack of investment or funding.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact David Irving, Staff Accountant, at (202) 551-3321 or John P. Nolan,
Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff
Attorney, at (202) 551-3783 or Michael Clampitt, Senior Counsel, at (202) 551-3434 with any other questions.



                                                            Sincerely,
FirstName LastNameLei Sun
                                                            Division of
Corporation Finance
Comapany Name9F Inc.
                                                            Office of Financial
Services
August 6, 2019 Page 3
cc:       Z. Julie Gao, Esq.
FirstName LastName